UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO – T/A

Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

METROMEDIA INTERNATIONAL GROUP, INC.

(Name of Subject Company (Issuer))

CAUCUSCOM MERGERCO CORP.

(OFFEROR)

CAUCUSCOM VENTURES L.P.

(PARENT OF OFFEROR)

CAUCUSCOM CARRY MANAGEMENT L.P.

(GENERAL PARTNER OF PARENT OF OFFEROR)

CAUCUS TELECOM MANAGEMENT LTD.

(GENERAL PARTNER OF GENERAL PARTNER OF PARENT OF OFFEROR)

(Names of Filing Persons)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

591695101

(CUSIP Number of Class of Securities)

Mr. Peter Nagle

CaucusCom Ventures L.P.

c/o Salford

Norfolk House, 31 St James's Square

London SW1Y 4JJ

United Kingdom

(+44 20) 7004 7900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

Gregory V. Gooding, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

(212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$187,352,904.60	$5,751.73

*Estimated for purposes of calculating the filing fee only. Determined by multiplying the offer price of $1.80 per share by the sum of (x) the 103,144,947 shares of common stock, par value $0.01 per share (the “Common Shares”), of Metromedia International Group, Inc. (the “Company”), issued and outstanding as of July 13, 2007, (y) the 240,000 Common Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all options to purchase Common Shares that are currently outstanding and exercisable and (z) the 700,000 Common Shares that are issuable on or prior to the expiration of this tender offer upon the exercise of all warrants to purchase Common Shares that are currently outstanding and exercisable.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$5,751.73
Form or Registration No.:	Schedule TO (Rule 14d-100)
Filing Party:	CaucusCom Mergerco Corp. and CaucusCom Ventures, L.P.
Date Filed:	July 18, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐ Check the appropriate boxes below to designate any transactions to which the statement relates.

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(Continued on following pages)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 18, 2007 (as so amended and supplemented, the “Schedule TO”) in connection with the offer by CaucusCom Mergerco Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of CaucusCom Ventures L.P., a British Virgin Islands limited partnership (“Parent”), to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), of Metromedia International Group, Inc., a Delaware corporation (the “Company”), at a price of $1.80 per share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”).

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 1, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 13 of the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the “Summary Term Sheet” in the Offer to Purchase, which is incorporated by reference into Item 1 of the Schedule TO, is amended by the following amendment to the Offer to Purchase:

SUMMARY TERM SHEET – Parties to the Tender Offer

The first paragraph under this heading is hereby amended by inserting the following at the end thereof:

Caucus Carry Management L.P. (“Caucus Carry”) is the general partner of Parent. Caucus Telecom Management Ltd. (“Caucus Telecom”) is the general partner of Caucus Carry. As the general partner of the general partner of Parent, Caucus Telecom has the exclusive control of the terms of the Offer.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS

(1)

The information set forth in Item 3 of the Schedule TO is amended by deleting the first sentence thereof and replacing it with the following:

This Schedule TO is filed by Purchaser, Parent, Caucus Carry and Caucus Telecom.

3

(2)

The information incorporated by reference into Item 3 of the Schedule TO is further amended by the following amendment to Section 9 – “Certain Information Concerning Purchaser, Parent and their Affiliates” of the Offer to Purchase, which is hereby incorporated by reference into this Item 3 of the Schedule TO:

Section 9 – “Certain Information Concerning Purchaser, Parent and their Affiliates”

This Section shall be amended by inserting the following two paragraphs between the second and third paragraphs thereof:

Caucus Carry is a British Virgin Islands limited partnership organized on June 15, 2007, with principal executive offices located at c/o Salford, Norfolk House, 31 St James’s Square, London SW1Y 4JJ, United Kingdom. Caucus Carry is the general partner of Parent.

Caucus Telecom is a British Virgin Islands company incorporated on June 13, 2007, with principal executive offices located at c/o Salford, Norfolk House, 31 St James’s Square, London SW1Y 4JJ, United Kingdom. Caucus Telecom is the general partner of Caucus Carry. As the general partner of the general partner of Parent, Caucus Telecom has the exclusive control of the terms of the Offer.

ITEM 4.	TERMS OF THE TRANSACTION

The information incorporated by reference into Item 4 of the Schedule TO is amended by the amendment to the “Summary Term Sheet” in the Offer to Purchase, which is hereby incorporated by reference into this Item 4 of the Schedule TO.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

The information incorporated by reference into Item 5 of the Schedule TO is amended by the amendment to Section 9 – “Certain Information Concerning Purchaser, Parent and their Affiliates” of the Offer to Purchase, which is hereby incorporated by reference into this Item 5 of the Schedule TO.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The information incorporated by reference into Item 8 of the Schedule TO is amended by the amendment to Section 9 – “Certain Information Concerning Purchaser, Parent and their Affiliates” of the Offer to Purchase, which is hereby incorporated by reference into this Item 8 of the Schedule TO.

4

ITEM 11.	ADDITIONAL INFORMATION

(a)(1)

The information incorporated by reference into Item 11(a)(1) of the Schedule TO is amended by the amendment to Section 9 – “Certain Information Concerning Purchaser, Parent and their Affiliates” of the Offer to Purchase, which is hereby incorporated by reference into this Item 11(a)(1) of the Schedule TO.

(b)

The information incorporated by reference into Item 11(b) of the Schedule TO is amended by the following amendment to the Offer to Purchase:

QUESTIONS AND ANSWERS – Who is offering to purchase my shares?

The first paragraph of the answer to this question is hereby amended by inserting the following at the end thereof:

Caucus Carry Management L.P. (“Caucus Carry”) is the general partner of Parent. Caucus Telecom Management Ltd. (“Caucus Telecom”) is the general partner of Caucus Carry. As the general partner of the general partner of Parent, Caucus Telecom has the exclusive control of the terms of the tender offer.

5

SIGNATURES

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of August 3, 2007 that the information set forth in this statement is true, complete and correct.

CAUCUSCOM MERGERCO CORP.

By:	_/s/ Peter Nagle_______________
	Name:	Peter Nagle
	Title:	President

CAUCUSCOM VENTURES L.P.

By:	Caucus Carry Management L.P.,
its General Partner

By:	Caucus Telecom Management Ltd.,
its General Partner

By:	_/s/ Peter Nagle_______________
	Name:	Peter Nagle
	Title:	Director

CAUCUS CARRY MANAGEMENT L.P.

By:	Caucus Telecom Management LTD.
its General Partner

By:	_/s/ Peter Nagle_______________
	Name:	Peter Nagle
	Title:	Director

CAUCUS TELECOM MANAGEMENT LTD.

By:	_/s/ Peter Nagle_______________
	Name:	Peter Nagle
	Title:	Director

6